Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Option Care Health, Inc.

Commission File No.: 000-11993

Explanatory Note: The following is a transcript of an investor call held by Amedisys, Inc. and Option Care Health, Inc. on May 3, 2023.

Option Care Health and Amedisys Transaction May 03, 2023

Corporate Speakers:

●	Nicholas Muscato; Amedisys; Chief Strategy Officer
●	John Rademacher; Option Care Health; President and CEO
●	Richard Ashworth; Amedisys; President and CEO
●	Mike Shapiro; Option Care Health; CFO
●	Unidentified Speaker; Unknown Company; Company Representative

Participants:

●	David MacDonald; Truist Securities; Analyst
●	Brian Tanquilut; Jefferies; Equity Analyst, Healthcare Services Equity Research
●	Matt LaRue; William Blair; Analyst
●	John Stansel; J.P. Morgan; Equity Research Associate
●	A.J. Rice; Credit Suisse; Managing Director, Equity Research
●	Joanna Gajuk; Bank of America; Equity Research Analyst
●	Justin Bowers; Deutsche Bank; Equity Research Analyst
●	Jamie Perse; Goldman Sachs; Equity Research Associate, Medical Technology
●	Scott Fidel; Stephens Inc.; Managing Director
●	Ben Hendrix; RBC Capital Markets; VP

PRESENTATION

Operator^ Hello, and thank you for standing by. Welcome to today's conference call to discuss the combination of Option Care Health and Amedisys. At this time, all participants have been placed in a listen only mode. The call will be opened for your questions following the prepared remarks.

As a reminder, this conference call is being recorded, and the press release and slide presentation regarding the transaction announcement are available on the Investor Relations section of the Company's website. The archived replay can be accessed there following the call. If you should need operator assistance, please press star zero. I would now like to hand the conference over to Nicholas Muscato, Chief Strategy Officer of Amedisys. Sir, you may begin.

Nicholas Muscato ^ Thank you, operator, and welcome everyone, to our conference call to discuss the combination of Option Care Health and Amedisys. Before we begin, I want to remind you that in addition to today's transaction announcement, Option Care Health and Amedisys each issued financial results for the first quarter of 2023.

Today's call will be focused on the transaction we just announced. However, you can find more detail on each company's quarterly financial results and 2023 outlooks on the respective Investor Relations’ website.

Both Option Care Health and Amedisys will be available to discuss their results in the normal course. Please note that today's discussion will include certain forward looking statements that reflect our current assumptions and expectations, including those related to our future financial performance and industry and market conditions, as well as the benefits of the transaction for the combined company.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our expectations. We encourage you to review the information in today's press release, as well as in each of our Form 10-Ks filed with the SEC regarding the specific risks and uncertainties.

We do not undertake any duty to update any forward looking statements except as required by law. During the call, we will use non-GAAP financial measures when talking about company performance and financial condition. You can find additional information on these non-GAAP measures in this afternoon's press release posted on our Investor Relations portions of our websites.

Presenting on today's call is John Rademacher, Option Care Health President and CEO, Mike Shapiro, Option Care Health’s CFO, and Richard Ashworth, Amedisys’ President and CEO. They are joined by Scott Ginn, Amedisys’ Acting COO and CFO. After the prepared remarks, we'll open it up for Q&A on the transaction. Please limit yourself to one question and one follow up. With that, I will now turn the call over to John.

John Rademacher^ Thank you, Nick. Welcome, everyone, and thank you for joining us today. Following the market close, we announced that we have entered into a definitive merger agreement to combine with Amedisys in an all-stock transaction that valued Amedisys at approximately $3.6 billion, including the assumption of net debt.

I'll start by providing an overview of the combination before turning it over to Richard to share some additional color. I'll then discuss the strategic rationale and significant value creation of the combination. Mike will discuss the synergies and financial details, and then we'll open the line for questions.

This is an exciting combination and one which positions us to create a leading independent platform for home and alternate site care. Through this transaction, we are bringing together Amedisys’ home health, hospice, palliative, and high acuity care services with the Option Care Health’s complementary home and alternate site infusion services.

Together, we will unlock significant benefits for our patients, providers, payers, and care teams. This in turn will drive value for stockholders who get to participate in the tremendous upside we see in this transaction.

Let me touch on some of the key terms outlined on slide four. Amedisys stockholders will receive 3.0213 shares of Option Care Health common stock for each share of Amedisys common stock they hold at closing. This is the equivalent of $97.38 per Amedisys share based on Option Care Health’s closing stock price yesterday, May 2nd, 2023.

Upon closing, which we expect to occur in the second half of 2023, Option Care Health stockholders will own approximately 64.5% of the combined company, and Amedisys stockholders will own approximately 35.5%. As for leadership post close, I will continue to serve as CEO of the combined company alongside Mike as CFO.

Richard will move into a special adviser role in support of the integration reporting to me, and Scott and Nick will remain part of the leadership team moving forward. The broader leadership team will comprise the best talent from both organizations. This will allow us to take advantage of the complementary nature of the two companies and their respective enterprise and strength.

And we will also expect to benefit from three Amedisys directors joining our board of directors. We look forward to drawing on our strong track record of operational integration as we bring Option Care Health and Amedisys together. Importantly, we anticipate enhanced revenue and earnings growth with significant annual run rate revenue and cost synergies of approximately 75 million by year three following the close of the transaction.

We expect the combined company will also benefit from a strong balance sheet and financial profile. With that, let's turn to slide five, outlining how Option Care Health and Amedisys are stronger together. Option Care Health has always been guided by our mission to transform health care by providing innovative services that improve outcomes, reduces costs, and deliver hope and dignity for patients and their families.

We've done this by providing cutting edge infusion medications, nursing support, and seamless transitional care for patients of all ages in their homes and at conveniently located ambulatory infusion suites across the US.

In 2019, when we combined with BioScrip, we became the only independent provider focused on delivering a full spectrum of infusion therapies to patients across the country. Since then, we have served hundreds of thousands of patients and continue to set the standard for patient care.

And today, we are the largest independent provider of infusion therapy in the nation. In 2022 alone, our clinical team of more than 4,500 members served more than 265,000 patients and their families. And we continue to -- as we continue to evolve, we consistently sought out opportunities to grow and advance our mission.

Joining forces with Amedisys will allow us to do just that. Amedisys and Option Care Health are highly complementary. Together, we will bolster our offerings to meet the increasing demand for personalized care in the home or alternative sites. We'll move deeper into value based care while also creating significant long term value for stockholders.

Of course, a transaction of this nature and within the industry in which we operate is people driven. By joining our teams of passionate and highly skilled professionals, we will be able we will be able to better serve patients. Together, we will be able to touch more than 720,000 patients annually and we’ll have 674 community based centers across the US committed to delivering high quality care in the home or at an alternate site.

To put the scale into perspective, the combination of Option Care Health and Amedisys will result in a national clinical workforce of more than 16,500 professionals. This includes, but is not limited to nursing professionals, pharmacists, pharmacy technicians, dietitians, physical, occupational, and speech therapists, social workers, and aides. I'll now turn it over to Richard to discuss more about how our two companies fit together. Richard?

Richard Ashworth^ Thanks, John. I want to echo John's sentiment and emphasize our excitement to be joining forces with Option Care Health. Our hospital at home, home health, hospice, palliative, and high acuity care services are an excellent strategic fit.

This combination is a testament to the incredible work and quality outcomes Amedisys delivers daily for our patients wherever they call home. Indeed, since I joined Amedisys as CEO, two things have been apparent. First, the high quality in-home care we provide to over 455,000 people each year and how Amedisys changes the lives of patients and their families.

Second, our diverse team of over 12,000 caregivers across the organization who have an extraordinary commitment to providing incredible care every single day. As members of the leadership teams have gotten to know each other leading up to today's announcement, we've been thoroughly impressed by the level of excellence applied across their business.

It's clear to us that our organizations have highly complementary capabilities and possess impressive cultural overlap on the core values that matter most. Providing quality care and taking care of our caregivers. We are confident that combining our expertise with Option Care Health will accelerate our ability to deliver on our mission to provide excellent patient outcomes and our vision to provide more clinical services.

This transaction also reflects the strength of our business and the great potential of care delivery in the home. And we believe that will result in significant value for Amedisys stockholders, who will receive a premium of approximately 26% to the share price as of May 2nd, 2023 for the value of the shares they own and the benefit from the opportunity inherent in a financially stronger company with greater scale that is well positioned in alternate site care and home.

For context, together we would have generated revenues of approximately 6.2 billion and adjusted EBITDA of approximately 622 million on a combined basis for the full year in 2022. The bottom line is we see tremendous upside from joining with Option Care Health for our patients, their families, providers, payers, care teams, and our stockholders. I'll now turn it back to John to highlight the strategic merits of the transaction and what our combined platform will look like. John?

John Rademacher^ Thanks, Richard. Turning to slide six. Let's jump into why the strategic fit between the two platforms is so powerful. First, this is a complimentary transaction. It will expand access through the creation of broad capabilities across the care continuum. As Richard mentioned, Amedisys brings strong presence in a hospital, at home, home health, hospice, palliative, and high acuity care services.

This fits directly with Option Care Health’s existing home and alternate site infusion services, allowing us to bolster our offerings and meet the growing demand for personalized care in the home and alternate sites. Second, the combined businesses will be positioned to deliver significant benefits to patients through better care coordination and a simplified patient journey.

Third, and I can't emphasize this enough, we will unite two mission driven clinical teams across a broad range of professional disciplines to deliver scale and provide increased access and care for patients. Fourth, we will benefit from enhanced data sets that will allow for deeper insights to produce better clinical outcomes and reduce the cost of care for patients and their families.

And finally, we will be able to build on our respective track records of quality care and patient satisfaction. Underpinning all of this is our mission to transform health care and deliver hope and dignity to patients and their families. I'll now provide more detail on each of these.

Turning to slide seven, by uniting Option Care Health and Amedisys, we will be able to provide more comprehensive clinical services across the care continuum. From prevention and maintenance care to acute and post-acute care all the way through end of life care. Together with Amedisys, this represents more than $100 billion in total addressable market.

Today, we are seeing not only aging populations and growing desire for at home health care services, but also increasing therapeutic pathways. Importantly, by expanding beyond our existing services, we will be able to better meet increasing demand for alternate -- alternative site care. And we believe the combined company's capabilities and scale will position us to capture a significant share of the market.

Turning to slide eight. This transaction will enhance our relationships with payers, health systems, and providers, as well as biopharma, which will in turn benefit patients. Both companies have track records of working closely with payers and will expand those relationships across both government and commercial.

Notably, the transaction is expected to result in a more diversified revenue base through improving the company's access to private payers and government managed health plans. On a combined basis for 2022, 65% of our revenue base was with commercial payers and 35% with government payers.

This compares to Option Care Health’s 12% government payer base on a standalone basis in 2022. Our relationships with providers and health systems are paramount to enabling patient care. Health system referral networks are increasingly looking for a single provider partner for home health infusion and hospice pathways and transitions.

Following the closing of the transaction, the combined company will be well positioned to serve as that single partner with its offering across the alternate site care spectrum. Our extensive experience with sophisticated biopharmaceutical products and manufacturers contributes to our ability to deliver effective care solutions.

Together Amedisys and Option Care Health will be able to provide a broader care model, deeper clinical insights, and a more robust platform to support decentralized clinical trials through post-launch support. We're excited about these expanded relationships and what they will directly benefit for patients.

Patients will see better outcomes, a more seamless experience with greater care coordination and services, and broader access to high quality care at a lower cost. Slide nine demonstrates the unparalleled clinical team we will have with Amedisys, another way we'll serve patients even better.

Together, we will have more than 16,500 clinicians across a broad range of specialties. As a combined company, we’ll continue to focus on being an employer of choice and invest in training and development for our employees, which helped us -- helped to make us a 2023 Gallup Exceptional Workplace Award winner.

As we've discussed, Option Care Health recently announced the formation of a nationwide home infusion nursing network and clinical platform called Naven Health, which focuses on delivering specialized, truly exceptional care. With Amedisys, we'll build on our recent investments, including in technology, to unlock productivity, drive efficiency, and better optimize staffing and retention to help meet growing market demand.

Slide ten gives a sense of the broad scale we’ll have as a combined company with sites across 46 states. As I've discussed before, we've been working to expand our footprint to allow for greater operating efficiencies and continued high patient satisfaction scores. It's not always easy for patients to get the treatment they need when they need it the most, and we understand the critical importance of our convenient community based sites in addition to care in the home.

Option Care Health currently has 163 sites across the country, and through this transaction we will have 674 total. With the addition of Amedisys, we are giving patients more options and increasing their access to high quality care. We will also be able to leverage Amedisys’ technology platform to coordinate the seamless delivery of care for high acuity patients.

Importantly, we'll maintain our local community focus that is the -- that is a hallmark of both Option Care Health and Amedisys. Turning to slide 11, it is no surprise that having informed, intelligent, patient insights can enhance patient outcomes. As a combined company, we will aggregate patient data across a critical population, drawing from over 720,000 patient experiences.

These insights include clinical trial management capabilities and real time feedback to coordinate and optimize care, the ability to enable value based care models and other payer insights, and to utilize data to streamline patient care pathways, as well as drive clinical efficiency with robust analytics.

The results will improve the patient experience by lowering the total cost of care and delivering quality outcomes. Turning to slide 12, both of our companies are known for the quality of our care. Our ability to consistently deliver for patients is what makes our company successful. The broad accreditation and respective patient satisfaction scores of both Option Care Health and Amedisys speaks volumes and are both above industry averages.

This is a great foundation for us to build upon and a responsibility which we do not take lightly. Needless to say, there is a lot to be excited about as we look to the future with Amedisys. I'll now turn it over to Mike to talk through the financial merits of the transaction. Mike?

Mike Shapiro^ Thanks, John. And let's jump to slide 13. We're always looking for opportunities to enhance Option Care Health’s strategic position, increase and improve our capabilities for patients, and create value for our stockholders. As part of our broader capital allocation strategy, and as I've mentioned on previous earnings calls, M&A has been the primary area of focus for capital deployment.

We're excited about our combination with Amedisys, which fits squarely into that strategy. Option Care Health has a strong track record of identifying and executing on transactions in a disciplined way, and we're confident that this combination will be no different. Beyond the many strategic benefits just discussed, this is a compelling transaction financially.

From a synergy perspective, we expect to generate annual run rate synergies of approximately $75 million by year three following close. This includes approximately $50 million of cost synergies and approximately $25 million in incremental adjusted EBITDA from revenue synergies.

The revenue synergies will be derived from the complementary nature of the businesses and referral growth in a substantially larger market. And as we have shared, the combined company will benefit from a more diversified revenue base through improving our collective access to private payers and government managed health plans.

The combined company's financial profile will be stronger overall with substantial scale and cash flow generation as well as an enhanced credit profile. Of note on a combined basis, the company's leverage profile was 2.0 times as of December 31st.

With the all stock structure, stockholders from both companies will have the opportunity to participate in the upside of the combined company and the Option Care Health -- and Option Care Health has a proven track record regarding complex integration efforts and disciplined execution to deliver on the targets we laid out today.

Before we open up the call for Q&A, I want to leave you with three key takeaways from today's announcement. First, this complimentary transaction means our combined company will have comprehensive offerings across the alternate site care spectrum, which will drive growth as we meet increasing demand.

Second, our larger platform and broader relationships across the health care ecosystem will allow us to deliver superior clinical outcomes to patients at a more affordable cost of care. And third, stockholders will benefit from the stronger financial profile of the combined company, which we will leverage to execute on the compelling growth opportunities inherent in bringing Amedisys and Option Care Health together. And with that, we're happy to take your questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions). And our first question will come from David MacDonald with Truist Securities. Your line is open.

David MacDonald^ Yeah, good afternoon, guys. So I guess just first question, wanted to zoom out a little bit, ask a little bit of a strategic question. Just from 35,000ft, I guess, kind of why now? Is this something payers are increasingly asking for in terms of a combined offering? And then just how you think about the positioning around value based care with regards to the announced transaction? And then I got a quick follow up.

John Rademacher^ Yeah. Dave, it's John. Thank you for the question. As we have been looking at our strategic intentions and really understanding the needs of the marketplace, we have evaluated and know that we need to have more scale and play a more important role in the home. As we've talked before about the infusion services.

We know that that's a very important part of the post-acute and in-home care model. But there are other things that happen within the home that we believe we can have value and we can better coordinate as we move ahead.

We think this positions us extremely well in an evolving market in which value based care begins to take bigger hold on the future and more importantly, the needs of the payer community. So we really like the ability to extend our reach, to build on a capability set that is well developed and has high quality and be able to capitalize on what we think are the right moves to play a more important role in the home and alternate site care model.

David MacDonald^ And then, guys, just a quick follow up. You talked about the number of ambulatory infusion suites you have and then how many sites you're going to have, including Amedisys. Is the expectation that both services will be offered out of kind of all of those, so infusion will now be offered out of Amedisys locations?

And then, just was wondering if you could provide a little bit more detail. You mentioned twice just the benefit of the new payer mix. And just if you could provide a little bit more detail in terms of, were you referring to you will get better reach with MA or what exactly you're kind of referring to there?

John Rademacher^ Yeah, Dave. Starting with the footprint, certainly we are going to take a look to optimize the footprint and make certain that we are able to serve patients where they want to be met. This will allow for an acceleration of that evaluation and taking a look to see where opportunities will exist to expand into those community based settings.

And so this will give us additional opportunities to evaluate and to understand where we can expand and where we can meet greater patient need. On the second part of your question, certainly this does allow a differentiation in being able to move into areas like Medicare Advantage and Managed Medicaid and expand the reach from that perspective in a much more coordinated way.

We know that there is waste in the system as it exists in its current form. And so, the ability for us to have a better coordination of care and make certain that we are delivering superior clinical outcomes through the interventions of both of our clinical resources, we believe, will be of high value to payers who are very concerned about the ability to curb costs and to make certain that they're offering high quality at appropriate costs.

Operator^ Thank you. Our next question will come from Brian Tanquilut with Jefferies. Your line is open.

Brian Tanquilut^ Hey, good afternoon. Guess John or Mike, as I think about back to David's question, right, if I'm thinking about the strategic rationale on the why or the why now, maybe if you can walk us through. I think a lot of investors that we've heard from today are asking what this strategic synergies would be and why do this now ahead of potentially some changes in Medicare reimbursement coming up and the ongoing shift to Medicare Advantage within the home nursing space. So just curious how you thought about that and how you're thinking that this could all come together for it to all click where it becomes successful?

Mike Shapiro^ Hey, Brian, it's Mike. Maybe I'll let John take a quick breath of air, and he can definitely provide some additional color. Look, the reality is we've had a tremendous collaboration -- collaborative relationship with Amedisys dating back to Operation Warp Speed when we were trying to deliver monoclonal antibodies.

That evolved over the last six months, we've deepened our relationship with the with the Contessa platform to help coordinate care as well. And I think the more time we spend together as we think about some of the strategic overlaps, a lot of the comments that John made around a more cohesive and coordinated phase two health systems with more efficiently onboarding patients.

I think it clearly spills over, as John mentioned, into especially like the Medicare Advantage population. So I think there's a lot of things to get excited about around leveraging the complementary assets. And I think just based on the relationship we've developed over the last couple of years, we just realized there's more and more areas for collaboration.

John Rademacher^ Yeah. The only other thing I'd add, Brian, is when we take a look at the clinical resources and the scarcity of value that exist there, our ability to better coordinate the way that we utilize the clinicians in the home and in our infusion suites and expand into additional service lines, given the capability sets that we have, just allows a much more efficient model as we're looking forward. And as Mike said, we started with a deepening relationship with hospital at home, and we realize that there's opportunities for us to look more broadly at the better coordination of home health as well as home infusion services for many patients that are suffering with complex needs.

Brian Tanquilut^ Got you. And then I guess my follow up, and this is a question that we've gotten on email probably 15 times already this afternoon. I mean, as we look at the aftermarket reaction to the deal, a lot of investors are wondering how would you convince the market that this is the right strategy and that this is the right capital allocation move today and the right risk profile, given what was an attractive or is an attractive strategic and financial and growth profile for Option Care?

John Rademacher^ Yeah. Brian, obviously, look, we're not going to speculate on some of the initial off market volumes and reaction is whether it's technical, whether it's conviction around the opportunity. I think as we said in our prepared remarks, the economics for this combination, we believe is quite compelling. This will be a creative the first year out of the gate.

And we think when you layer on the fact that we still are maintaining that capital structure that we've fought to develop over the last couple of years, along with the synergy harvesting opportunity across both commercial traction and cost synergy harvesting, we think the economics are going to be quite compelling when people truly understand the opportunity that lies ahead for us.

Operator^ Thank you. Our next question will come from Matt LaRue with William Blair. Your line is open.

Matt LaRue^ Hey, good morning. Maybe just follow up on -- following up on that point. If we think about just how to value has been created and sort of the post (inaudible) landscape, of course it's been by doing some smaller transactions, but it's been a lot of organic growth.

So sort of building value rather than acquiring that. If I think about some of the larger transactions that have been done in space, both of public companies and by public companies, those have been much more challenging.

So in terms of the confidence that this combination will be the exception there, not just in terms of delivering financial value, but I think the quote you gave, Mike or John, was improving the strategic position, delivering value for shareholders. What really gives you confidence that these two entities are sort of the two to combine and can kind of be the exception to that rule?

John Rademacher^ Yeah, Matt. From my belief is, as the health care system is continuing to evolve and as we look at many of the services that are required as care moves into the home and outside of the hospital into the alternate settings, the ability for us to coordinate care more effectively and efficiently is going to be a big part of that that equation.

This allows a much broader ability for us to execute that strategy, to be able to build on strengths that both organizations have and to come up with new models as we're looking at the opportunities moving forward. We know that both organizations have been focused around the patient and providing superior clinical outcomes and high quality. And so with that as the foundation that we're building on and knowing that the model is going to evolve, we want to be at the part of the lead of that evolution, knowing that the demand is going to be there, knowing that the desire is going to be there to find more efficient models.

And with the clinical resources we have, the technology that we've enabled and with the desire to truly transform health care in the home and alternate site, we think we are well positioned and now even better positioned at the close of the transaction to be able to fulfill the promise of that mission.

Matt LaRue^ And then the financial side here, let's say you categorize expenses a little differently, but it seems like G&A, [pet] costs is over a billion between the two companies combined and I think the target on the cost side was -- is 50 million. So just give us maybe a sense for how you arrived at that number and whether there might be additional opportunities. And then in terms of the sort of targets you laid out for revenue future, what are you assuming for Medicare reimbursement on the home health side within that?

Mike Shapiro^ Yeah. Matt, it's Mike. I like how you diplomatically ask the question around our confidence level, around the cost synergies. Look, when you look at the combined organization, the SQ&A not the direct spend with the caregivers, but when you look at the infrastructure and the indirect, it's a pool of $1.6 billion.

And I think both organizations, one of the cultural overlaps is that continuous focus on efficiency, deploying technology to create a more efficient platform. Again, the way we characterize the synergy target is run rate by year three. And so, that's not the end zone, that's not the finish line. That's to give some perspective on where we -- where we would expect to be after year three. And I think you know our approach around where we fall on the conservatism and aggressive spectrum and we lay out things that we have a high degree of confidence. And so maybe I'll hand it over to others who have thoughts around the Medicare.

Unidentified Speaker^ Yeah. No, I mean, I think as we look at it and we've laid it out as we going forward is around kind of as we view into next year, kind of that -0.9 type of a percentage impact to that. So we're continue to work hard, we're working hard in Washington around that to get the best outcome. We're looking at what our market baskets have been. We've got thoughts around that feel good about hospice reimbursement right now and where that's led. We've got a decent number proposed for this year. Expect that to move slightly. So we feel good about it, but not beyond understanding that there's work to be done.

Operator^ All right. Thank you. Our next question will come from John Stansel with J.P. Morgan. Your line is open.

John Stansel^ Hi. Thanks for taking the question. I know a lot of ink has been spilt around nursing networks and the labor side here, could you help us think a little bit about the combined requirements for the entity when you have your combined offerings? Is there any incremental work that needs to be done there? Or do you feel like you have kind of a pretty solid labor base as is? Thanks.

John Rademacher^ Yeah, as we have said before, and I think both organizations have talked about the ability to recruit and retain talent is a top priority for both organizations. And we have had a really good track record of making certain that we are on that side of being an employer of choice and that we can provide opportunities for our team members to develop and grow.

We think that with the combination here, as well as the investments that we've made in health, it will provide us with a broader ability to access the nursing community and will continue to invest in all of those areas of the clinical resources that are required to deliver care. So this scale will allow us to continue to be a leader in that recruiting and retention.

It will allow us to have clearly defined career roadmaps and the ability to create career positioning for our team members and we think will give opportunities for them to have different experience as they're looking to expand and grow within their roles. So we're really excited about the potential that this brings and we think it makes us a destination for many clinicians who are passionate about delivering high quality care in a setting in which patients want to receive it.

Operator^ Okay. Thank you. Our next question will come from A.J. Rice with Credit Suisse. Your line is open.

A.J. Rice^ Hi, everybody. Thanks for the question. First, just a technical related question. Obviously it's a stock deal, is there any collars around the exchange rate depending on how the stocks move? And is there a breakup fee associated with the deal? And then I'll ask you a strategic question.

Mike Shapiro^ Hey, A.J. it's Mike. Now, the -- as we outlined in the press release today, the exchange rate has been fixed. So that's -- that is static. And yes, there'll be more details coming out. But yes, as you would expect as a public deal, there is an embedded break fee.

A.J. Rice^ Okay. So I guess from the perspective of you looking at Amedisys, I wonder if Amedisys or you could comment on what percentage of their clients, either home health or hospice, use infusion therapy today. And then on the flip side of it, you've got all these contracts, 88%, I think, is commercial. And obviously a big portion of that is MA.

One of the challenges for the home health side has been to contract to figure out how to contract appropriately with MA. When you look at how you've been successful in generating those contracts, is there anything about your approach that you see automatically has some applicability in the home health side that gives you a reason to think you could make some headway on dealing with that challenging issue for the home health providers?

John Rademacher^ Hey, it's John. I'll start and look for others to add. So with the back part of your question, we know that being a partner of choice for the payers and making certain that we have programs that meet their needs, especially as their health plans evolve and take more risk, will be an important aspect of an evolving health care ecosystem.

The relationships that we have that are very productive against across all of the commercial payers is something that we believe has value. Part of the way that we looked at the synergies and the way that we looked at the revenue synergies was knowing that it was going to take time for an evolving model. But we think over time there is a great opportunity to look at the combined services that we can provide in a much more coordinated way and produce programs that would meet the needs of the evolving market and drive deeper partnerships with the payers.

Richard Ashworth^ A.J., it's Richard. Just one kind of round comment on that is, in our home health and our hospice business, we have a pretty good density of patients who need the services that that Option Care provides, and vice versa with Option Care providing infused services for folks who consume home health and hospice, and of course, the high acuity, which was one of the ones that we outlined.

So I think there's a fantastic opportunity between both organizations to increase the health outcomes for the patients we have by combining our services, let alone the ability to develop, recruit, and retain an 18,000 plus clinician workforce. That's pretty exciting.

A.J. Rice^ Okay. Thanks a lot.

Richard Ashworth^ Thanks, A.J.

Operator^ Thank you. Our next question will come from Joanna Gajuk with Bank of America. Your line is open.

Joanna Gajuk^ Yes, Thank you. So I guess the first question that I have here, when it comes to the combined entity and what growth algorithm do you expect for the combined entity? Because obviously, when I think about how Option Care as a standalone entity is talking about their long term algorithm in a sense of growing revenue organically 5% to 7%, and then this should be driving double digit EBITDA growth. So how does that change with this combination?

Mike Shapiro^ Hey, Joanna. It's Mike. Look, I don't think we're in a position to provide longer term granular growth outlooks. What I would tell you and what I guess the way I would answer your question is, I think both organizations who both just delivered solid first quarter results would reaffirm our convictions in the growth trajectories of the respective organizations.

And really the opportunity is that whitespace between to build the connective tissue and get after some of the new to world revenue programs. So I think you guys are better at modeling the world than us. And so I think what I would reaffirm is that both organizations have strong conviction around our preceding growth trajectories, which we see is just the beginning as we think about the revenue opportunities.

Joanna Gajuk^ Thank you. And my follow up, so you mentioned this positions you well. So I guess my question was around Medicare Advantage, but also you mentioned in terms of value based care specifically. So how fast do you think you can move on this? Because I guess we've been hearing all these different provider types talking tangentially about moving forward that but obviously very small steps.

So, when should we hear about more of this actually taking place? Are there some contracts already in place that are actually calling for something like this where they want different types of offerings from the company that was kind of the driver here for this transaction?

John Rademacher^ Yeah. Joanna, it's John. Certainly the conversations and there's nothing that we can do until we close the transaction to have anything that would be in alignment to what you ask.

But conceivably we're in conversations and I believe the Amedisys team can comment where they’re in conversations is the need for new models as we're looking forward and that ability to have better coordination of care, to be thinking about all of the services that can be rendered when you have a clinician in the home, not in a piecemeal way, but in a more comprehensive approach, is something that we've had conversations from the Option Care Health side all along.

So we think that this will be a really great opportunity to continue to understand what it means to have a comprehensive set of solutions, be able to have only potentially one person knocking on the door as opposed to two or three people knocking on the door of their home to deliver the services, and to be able to link that with data and insights that will drive better outcomes and reduce the total cost of care.

So a lot of what we believe is the strategic intent is certainly the existing capabilities that we have today and better coordinating those. But I think what I'm most excited about is what we can build tomorrow when we have all of these resources available to us and we have the ability to have a more collaborative conversation with the payer community around where are the holes and where are the needs that they have that we can fill with this combined entity?

Richard Ashworth^ Yeah, just to support John's comments, it's Richard, we have we have conversations with health plans, health systems, referral sources all the time about what John just said. Is there a way that we can bundle these services together into a commercial contract for simplicity and efficiency at the local level to deliver care or at the -- at the health plan level around value based arrangements.

And so, what we've done here over time is we're able to put all of our services together in a more comprehensive care delivery platform, and that should enable us to engage with our health plan partners in a way to bring them value, but also bring some for our patients and the organizations.

Operator^ Thank you. Our next question will come from Justin Bowers with Deutsche Bank. Your line is open.

Justin Bowers^ Hey, good afternoon, everyone. Just wanted to understand the revenue synergy and how you're thinking about that. More is, can you help sort of break that apart for us, whether it's around services or rates and then also discuss where high acuity fits in the puzzle? And the second part of that would be is there. Is there any metrics you can provide us on how much overlap there are -- there is among the patients between the various care centers?

Mike Shapiro^ Hey, Justin, it's Mike Shapiro. I'll maybe start and let others jump in. Look, as we look at the inherent strengths of the organizations, I think there is just an inherent productivity with our commercial go to market strategy. In many of the leading health systems, we have complementary teams that are approaching those health systems every single day.

So as we think about how do we deploy technology and the resources we have in the field, I think there's an opportunity to drive higher referrals just with the resources that we have. I think beyond that, I think as John had talked about, I think there is an opportunity to take a pretty unique set of capabilities and collaborate with payers who are looking for more economical, more risk based programs.

That again, is broader than just some of the capabilities that each organization has individually. I think as we think about some of the high acuity opportunities with the Contessa platform and the technology they bring, along with our infrastructure, our network of infusion centers and demonstrated ability to support chronic patients, I think there's a tremendous opportunity to bring some new to world programs, again, especially on the heels of the technology that they possess.

John Rademacher^ Yeah. And I would only echo what Mike said in the sense of we do think there's some cross-sell upsell opportunities while we're in the market. As Mike said, we're calling on discharge planners and case managers as well as hospitalists looking for opportunities to help assist them in transition of care. That is an opportunity that we're looking at.

And I'd say, look, as we've developed and I think as we've established, we take a pretty thoughtful approach, albeit probably more conservative than aggressive in the way that we're looking at moving this forward and know that the revenue synergies are probably going to take a little bit longer given the sales cycle of selling programs into the payer community.

So we will continue to take a look at those opportunities, but we're pretty confident that there's opportunities for us to capitalize on this -- on the existing capabilities that we have and, as Mike said, build those new world -- new to world programs that will help deliver more clinical outcomes, better clinical outcomes and participate in the $100 billion market that we believe now exists as a combined organization.

Justin Bowers^ Appreciate it.

Operator^ Thank you. Our next question will come from Jamie Perse with Goldman Sachs. Your line is open.

Jamie Perse^ Okay. Thank you. Good afternoon. Curious about some of the comments you guys have made on one person knocking on your door versus two. And just given it's been a really challenging labor market environment for a while now, although getting better mean, how do you think about the efficiencies you can drive from a labor perspective with the combination?

Mike Shapiro^ Look -- hey, Jamie, it's Mike. I'll start. Look, everybody in health care services is recruiting clinical labor every single day. One of the things we get excited about is the track record of deploying technology through our Naven platform, which we just rolled out, utilizing our infusion center footprint, really to drive productivity to a whole different level.

And I think one of the things that gets us excited is when you think about the more than 16,000 clinicians that this organization will have, it gives us a critical mass to really take our recruiting in our career opportunity pathways for clinicians to a whole different level. And so, look, I mean, we both focus -- and you've heard it on both organizations earnings calls in our investor conversations where recruiting and retaining clinical labor is vital to both organizations’ success. And I think this just gives us a lot more opportunity to create that employer of choice -- of choice destination.

Jamie Perse^ Okay. Thank you. And then just one more on the vision. Both companies have a wide range of acuity levels that you can serve, maybe Amedisys in particular with basic home health and hospital homes, a wide range there. And I'm just trying to understand the longer term vision, maybe the high acuity piece in the context of value based care is, and as you integrate the platforms and invest incrementally, is the high acuity setting a core piece of what you're going after? Maybe just any more thoughts there? Thank you.

Richard Ashworth^ Yeah. Jamie, it's Richard. And John, you can comment on this, I think, too. But this combination, what it does is it brings this end to end home based health solution to the front. And so, we can take people all the way from preventative, all the way to end of life. And to your point, I think there's a strong amount of connectivity in our in our clinicians being able to work on new areas of healthcare, whether it be in a palliative setting or in an acute setting or in a chronic setting.

And I think that'd be fun from a clinicians perspective, but then from a -- from a business perspective allows us to take up all this growing demand for all these unique health care pathways that are being created. People are moving from high, acute over to low, in and out of home into different centers and community locations. And now what we have is kind of that end to end platform.

So I think that enables us to, A, do what Mike was just commenting on the -- on the staffing side, I think we're going to be a compelling destination for people to work to come and do that kind of work. And I think we're uniquely positioned commercially to work in partnership with our health systems and our health plans to deliver value. From a high acuity perspective, obviously big growth trajectory for us at Amedisys and something we continue to be very excited about. And there's strong connection into infusion services in that high acuity space. But John, anything you want to add?

John Rademacher^ Yeah, and that is where the relationship has really evolved over the last six to nine months is in that high acuity space and support of what Contessa is doing at hospital home, but also looking for additional opportunities with stuff at home and other areas. And I believe the first area of focus will be around that high acuity, which is across both of our organizations and within what we do today, and I think it will expand to there.

And when you look at how many chronic patients that we are serving on the infusion side, many of them have complex conditions and many of them have co-morbidities that require more than just infusion services, but also wraparound services, including home health. And so, that opportunity to expand with that patient population and provide more comprehensive care and additional service lines, we think is a is a near-term opportunity for us to really participate differently and provide value across the stakeholders spectrum on that.

Operator^ Thank you. Our next question will come from Scott Fidel with Stephens. Your line is open.

Scott Fidel^ Hi, thanks. Good evening. First question, just interested if you can give us a little color just maybe on how the process entailed and just interested from the Amedisys perspective whether you can -- how you contrasted this against some of the alternative arrangements that that came about with some of the peers in terms of the vertical integration with payers.

And then just the follow up question would just be, just remind us around the regulatory approval process, obviously not much direct overlap between the two companies, but just if you can remind us which regulators specifically would need to approve the transaction. Thank you.

Richard Ashworth^ Yeah, sure. Thanks, Scott. It’s Richard, I'll start off. I think from Amedisys’ perspective, there's still the standalone growth agenda that that our organization and Option Cares’ organization has still available to us, not mutually exclusive stuff coming together. So we're excited about the growth story individually and then more excited about the growth story collectively. From us, one of the things that we think is valuable here is a unique, large independent health care services provider that can operate in the marketplace.

And so we're excited about that. We've always had a great respect for Option Care, for their -- for their large kind of independent provider of the home infusion space. And through our conversations, it's become really clear that we've got a great fit on a couple of areas. One, we got a great fit culturally. So the organizations really are going to, I think, at the right time, blend really nicely together.

But we're also fit really well from a business perspective, as we just talked about that end to end care that we're going to be able to deliver and then lastly is I think there's going to be a lot of value to be created for our stockholders, as we said up front, and the way that we put the transaction to together. In terms of approvals, Mike, if you want to just comment on what the approval process pretty standard and customary for our transaction.

Mike Shapiro^ Yeah, Scott. Hey, it's Mike. Yeah, as you'd imagine, obviously there's the HSR in the regulatory process and as you'd expect with two healthcare services organizations, there's commensurate regulatory filings across the country. But again, as John highlighted in his comments, we have a high degree of conviction that we should be able to close this before year end.

Richard Ashworth^ Thanks, Scott.

Operator^ Thank you. Our last question will come from Ben Hendrix with RBC Capital Markets. Your line is open.

Ben Hendrix^ Thank you very much, guys, for squeezing me in. Amed has long cited the makeshift to MA as an issue on the on the right side. And I think we've touched on it a little earlier in the call. I was just wondering, you talked about the bundling opportunity with all your services and your strategy with managed care payers. I'm wondering if this could help kind of create some of those revenue synergies in terms of being able to negotiate higher rates or a case rate strategy, as Amed has been pursuing, kind of given this more negotiating power with more services under your belt? Thanks.

Richard Ashworth^ Yeah, Ben, it's Richard. Great points. I think this is net opportunity. We spent a lot of time thinking about the different payment verticals we've got, whether it be fee for service on our side, private pay, or ,of course, MA. And I think from one of the ways this is really going to benefit us is from a case rate perspective, because we've got some large contracts that we've been putting together that are case rate oriented, which takes into account kind of the full value of the services that we provide and the way that the higher clinical capability and outcomes that we have, which obviously benefits the payers.

And that's really the biggest thing here is that by putting the companies together, we should be able to put them together in a way that allows us to contract from a case rate perspective, a bundled perspective, or whatever other terminology you want to use, because each payer is a little bit different in the way that they approach it.

But what we have is an in-depth, comprehensive clinical set that's unmatched in the marketplace. You put that together and the value that provides all the way through the through the -- through the vertical, not just for families and their patients and the service and the quality they get, but all the way up to the funding source. And so we're excited about engaging in those conversations at the right time and think it's going to unlock a tremendous amount of value for both parties. Thanks, Ben.

Operator^ Thank you. That's all the time we have for questions. And I would like to turn the call back over to Mr. Rademacher for closing remarks.

John Rademacher^ Yeah. Thank you, everyone, for your questions. I want to reiterate my excitement for the combination of Option Care Health with Amedisys. We look forward to working with Amedisys’ team to bring our two companies together and execute this extraordinary opportunity.

Together, I am confident we will accelerate our ability to transform health care and provide unsurpassed care and superior clinical outcomes to patients. Thank you very much and have a great evening.

Operator^ Ladies and gentlemen, this concludes today's conference call. Thank you for your participation and you may now disconnect.

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Amedisys, Inc. (“Amedisys”) and Option Care Health, Inc. (“Option Care Health”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND Amedisys ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’ internet website at https://investors.amedisys.com or by contacting Amedisys’ investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’ business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’ control. Option Care Health’s, Amedisys’ and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’ respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’ most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that prospective financial information for the combined businesses of Option Care Health and Amedisys is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This prospective financial information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective financial information is indicative of the future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amedisys and Option Care Health.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’ forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this communication includes certain non-GAAP financial measures, such as Adjusted EBITDA. Option Care Health and Amedisys believe Adjusted EBITDA provides useful supplemental information regarding the performance of their business operations and facilitates comparisons to their historical operating results. Adjusted EBITDA should not be used in isolation or as a substitute or alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as a substitute or alternative to cash flow from operating activities or a measure of liquidity. In addition, Option Care Health’s and Amedisys’ definition of Adjusted EBITDA may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For a definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure, please see Option Care Health's Current Report on Form 8-K filed with the SEC on February 23, 2023 and Amedisys' Current Report on Form 8-K filed with the SEC on February 15, 2023. Adjusted EBITDA for Amedisys as disclosed herein adds back stock-based compensation of $17 million for full year 2022.

This communication also includes certain financial measures for the combined company. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Option Care Health and Amedisys and do not reflect pro forma adjustments. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. The combined company’s actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors.